[


POLSKA TELEFONIA CYFROWA SP. Z O.O.

CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED
JUNE 30, 2001 AND JUNE 30, 2000

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Condensed Consolidated Statements of Operations
                 for the three month and six month periods ended
                         June 30, 2001 and June 30, 2000
                              (in thousands of PLN)
--------------------------------------------------------------------------------


                                     Notes         Six             Three              Six             Three
                                                 months            months           months           months
                                                  ended            ended             ended            ended
                                                June 30,        June 30, 2001    June 30, 2000    June 30, 2000
                                                  2001          (unaudited)       (unaudited)      (unaudited)
                                               (unaudited)                        (restated)       (restated)


Net sales                              5       2,041,228         1,060,074          1,686,116          886,895

Cost of sales                          6      (1,238,972)        (619,581)        (1,097,266)        (564,732)
                                             -------------    -------------     -------------    -------------
Gross margin                                     802,256           440,493            588,850          322,163

Operating expenses                     6       (396,461)         (189,663)          (363,373)        (196,171)
                                             -------------    -------------     -------------    -------------
Operating profit                                 405,795           250,830            225,477          125,992

Interest and other financial income              393,101           202,526             61,780           63,660
Interest and other financial                   (392,939)         (188,628)          (431,829)        (367,615)
expenses
                                             -------------    -------------     -------------    -------------
Profit/ (loss) before taxation                   405,957           264,728          (144,572)        (177,963)

Taxation benefit /(charge)                      (53,867)          (49,356)              1,871            3,718
                                             -------------    -------------     -------------    -------------
Comprehensive
net profit/ (loss)                               352,090           215,372          (142,701)        (174,245)
                                                 =======           =======            =======          =======


              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                      Condensed Consolidated Balance Sheets
                    as at June 30, 2001 and December 31, 2000
                              (in thousands of PLN)
--------------------------------------------------------------------------------

                                                                 Notes               At                 At
                                                                                  June 30,         December 31,
                                                                                     2001              2000)
                                                                                 (unaudited)
Current assets
       Cash and cash equivalents                                                      95,647             29,465
       Short-term investments                                                        176,172            191,679
       Debtors and prepayments                                                       515,869            481,666
       Inventory                                                                     156,764            209,290
                                                                                ------------       ------------
                                                                                     944,452            912,100

Long-term assets
       Tangible fixed assets, net                                  7               3,792,017          3,514,091
       Intangible fixed assets, net                                8               2,276,004          2,314,171
       Financial assets                                            9                  47,756             96,880
       Deferred cost                                              10                  86,229            202,747
                                                                                ------------      -------------
                                                                                   6,202,006          6,127,889
                                                                                ------------      -------------
Total assets                                                                       7,146,458          7,039,989
                                                                                    ========           ========

Current liabilities                                               11                 733,672          2,193,034

Long-term liabilities                                             12               5,312,219          4,097,642

Deferred tax liability, net                                                          107,055             60,508

Provisions for liabilities and charges                                                 3,923              1,858
                                                                              --------------     --------------
Total liabilities                                                                  6,156,869          6,353,042
                                                                              --------------     --------------
Shareholders' equity
       Share capital                                                                 471,000            471,000
       Additional paid-in capital                                                    409,754            409,754
       Hedge reserve                                                                (27,980)                  -
       Accumulated income/(deficit)                                                  136,815          (193,807)
                                                                              --------------     --------------
                                                                                     989,589            686,947
                                                                              --------------     --------------
Total liabilities and Shareholders' equity                                         7,146,458          7,039,989
                                                                                    ========           ========


              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.
              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Condensed Consolidated Statements of Cash Flows
         for the six month periods ended June 30, 2001 and June 30, 2000
                              (in thousands of PLN)
--------------------------------------------------------------------------------


                                                               Six months ended      Six months ended
                                                                June 30, 2001          June 30, 2000
                                                                 (unaudited)            (unaudited)
                                                                                         (restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit (loss) before taxation                                     405,957             (144,572)
Adjustments for:
Depreciation and amortization                                         346,137               235,121
Charge to provision and write-offs of doubtful debtors                 46,868                76,149
Charge to provision for inventory                                         124                 4,855
Other provisions and special funds                                      2,065                 1,657
Foreign exchange losses/(gains), net                                (240,811)                87,139
Loss on disposal of tangibles and intangibles                             182                 3,343
Interest expense, net                                                 222,784               245,575
                                                                 ------------          ------------
Operating cash flows before working capital changes                   783,306               509,267
Decrease/(increase) in inventory                                       52,402              (76,480)
Increase in debtors, prepayments and deferred cost                  (109,959)              (72,345)
Increase/(decrease) in trade payables and accruals                      (626)                63,269
                                                                 ------------          ------------
Cash from operations                                                  725,123               423,711
Interest paid                                                       (263,549)             (245,812)
Interest received                                                      17,313                     -
Income taxes paid                                                       (723)                     -
                                                                 ------------          ------------
Net cash from operating activities                                    478,164               177,899

CASH FLOWS USED IN INVESTING ACTIVITIES:

Purchases of intangible fixed assets                                (851,198)             (139,386)
Purchases of tangible fixed assets                                  (723,616)             (670,247)
Proceeds from long- term investment, net                               83,452                99,012
Proceeds from sale of equipment and intangibles                         1,834                14,541
Interests received                                                          -                20,417
                                                                 ------------          ------------
Net cash used in investing activities                             (1,489,528)             (675,663)

CASH FLOWS (USED IN)/FROM FINANCING ACTIVITIES:

Net proceeds from Bank Credit Facilities and Bridge Loan            1,235,467                     -
Repayment of Loan facility                                          (836,158)             (488,349)
Proceeds from the Notes issuance                                      704,141                     -
Net change in overdraft facility                                     (24,936)                     -
                                                                 ------------          ------------
Net cash from/(used in) financing activities                        1,078,514             (488,349)

Net increase/(decrease) in cash and cash equivalents                   67,150             (986,113)

Effect of foreign exchange changes on cash and cash                     (968)               (6,844)
equivalents

Cash and cash equivalents at beginning of period                       29,465             1,095,509
                                                                 ------------          ------------
Cash and cash equivalents at end of period                             95,647               102,552
                                                                      =======               =======


              The accompanying notes are an integral part of these
                   condensed consolidated financial statements
              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
              Condensed Consolidated Statement of Changes in Equity
         for the six month periods ended June 30, 2001 and June 30, 2000
                              (in thousands of PLN)
--------------------------------------------------------------------------------



                                     Share       Additional    Hedge reserve     Accumulated        Total
                                    Capital       paid-in                          deficit
                                                   capital

Balance at January 1, 2000          471,000              -               -        (303,194)         167,806

Comprehensive net loss for the            -              -               -        (142,701)       (142,701)
period

                                  ----------    ----------      ----------     -------------    ------------
Balance at June, 30 2000
(unaudited)                         471,000              -               -        (445,895)          25,105
(restated)                           ======         ======          ======          =======         =======


                                  Share Capital  Additional     Hedge reserve     Accumulated      Total
                                                  paid-in                      (deficit)/profit
                                                  capital

Balance at January 1, 2001           471,000       409,754               -       (193,807)*        686,947
Effect of adopting IAS 39 (see
Note 3a)                                   -             -               -         (21,468)       (21,468)

Fair value losses on cash flow
hedge                                      -             -        (27,980)                -       (27,980)

Comprehensive net profit for               -             -               -          352,090        352,090
the period
                                  ----------     ----------     ----------       ----------     ----------
Balance at June, 30 2001             471,000       409,754        (27,980)          136,815        989,589
(unaudited)                           ======        ======          ======           ======         ======



* The amount of PLN 193,807 representing accumulated deficit as at January 1, 2001 includes PLN 11,736 (decrease of accumulated deficit) of the revenue recognition retrospective adjustment (see Note 3b).

              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.
              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
              Notes to Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------


1.       Incorporation and Principal Activities

         Polska Telefonia Cyfrowa Sp. z o.o. (the "Company") was incorporated under Polish Law as a limited liability company based on a Notarial Act dated December 20, 1995. The Company is located in Warsaw, Al. Jerozolimskie 181 and was registered in the Regional Court in Warsaw, XVI Commercial Department on December 27, 1995.

         The principal activities of the Company are providing cellular telephone communication services in accordance with the GSM 900 and 1800 licenses granted by the Minister of Communications and the sale of cellular telephones and accessories compatible with its cellular services. On December 20, 2000 the Minister of Communications granted the Company a license to provide telecommunication services according to the UMTS standard. The license allows starting operations of relevant services not earlier than January 1, 2003 but not later than January 1, 2004.

         The principal activities of the Company are not seasonal or cyclical.

         The Company generates and expends cash through its operating activities mostly in Polish zloty ("PLN"). Majority of the receivables and the large part of its short-term liabilities are PLN denominated. Therefore, the Management has designated the PLN as the reporting (functional) currency of the Company.

         These condensed consolidated financial statements, which include the financial statements of Polska Telefonia Cyfrowa Sp. z o.o. and its wholly owned subsidiaries, PTC International Finance B.V. and PTC
         International Finance (Holding) B.V. were authorized for issue by Management Board of Polska Telefonia Cyfrowa Sp. z o.o. on July 23, 2001.


2.       Significant financial events

         On February 20, 2001 the Company signed the loan facility agreements with the consortium of banks ("Bank Consortium") organized by Deutsche Bank AG London, Deutsche Bank Polska S.A., Dresdner Bank Luxembourg S.A. and the European Bank of Reconstruction and Development ("Bank Credit Facilities"). The Bank Credit Facilities were signed in order to support the GSM business and UMTS development and to refinance the Loan facility arranged in 1997 with Citibank N.A. (see Note 12).

         On April 24, 2001 the Registration Court in Warsaw registered the pledge on substantially all of Company's assets in favour of Deutsche Bank Polska S.A., as the Security Agent of the Bank Consortium.

         On March 30, 2001 the Company signed the senior subordinated bridge facility agreement organized by Deutsche Bank AG London ("Bridge Facility") to fund approximately one third of the UMTS License installment due on March 30, 2001. The Bridge Facility was repaid in the second quarter of 2001.

         On May 25, 2001, the Bank Consortium that organized the Bank Credit Facilities accepted the UMTS business plan of the Company. This approval means that there are no restrictions on the Company's utilization of funds available under these facilities for UMTS operational and capital expenditures.

         On May 8, 2001, the Company finalized its third long-term Notes issuance for the amount of EUR 200 million that will mature on May 1, 2008 (see Note 12). Proceeds from Notes issuance were used to partially repay the Bank Credit Facilities in the amount of EUR 150 million and the Bridge Facility in the amount of EUR 28 million.

3.       Accounting Standards

         These interim condensed consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies used in the preparation of the interim consolidated financial statements are consistent with those used in the annual consolidated financial statements for the year ended December 31, 2000. In the opinion of the Management all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation have been included. These condensed interim financial statements should be read in a conjunction with the 2000 consolidated financial statements and the related notes.

         At January 1, 2001 the Company adopted IAS 39 - Financial  Instruments:
         Recognition and Measurements ("IAS 39"). The effect of adopting of IAS 39 is summarized in the condensed consolidated statement of changes in the shareholders' equity and further information is disclosed in the Notes.

         In  the  first  quarter  of  2001  the  Company   applied  new  revenue
         recognition policy related to multiple-element contacts. The effect of the application is disclosed in the following Notes.

         a.       Adoption of IAS 39

         The  Company   adopted  IAS  39  on  January  1,  2001.  This  standard
         establishes principles for recognizing and measurement financial assets and financial liabilities.

         At the beginning of year 2001, the Company applied the identification and valuation criteria required by the standard. Any adjustment of the previous carrying amount was recognized as an adjustment of the balance of retained earnings at the beginning of the year 2001.

         The adoption of IAS 39 resulted as at January 1, 2001 in an increase of
         accumulated  deficit  of  PLN  21,468,   which  was  due  to  following
         adjustments:

           Options embedded in Long-term Notes                          (22,174)
           Initial treatment of transaction costs                          5,632
           Derivatives embedded in finance lease contracts              (11,715)
           Derivatives split from rental contracts                         6,789
                                                                     -----------
                                                                        (21,468)
                                                                         =======

         a.       Adoption of IAS 39 (continued)

         Recognition and measurement

         In accordance with IAS 39, all financial assets and financial liabilities are recognized in the balance sheet. All these financial assets and liabilities are initially measured at cost, which is the fair value of the consideration given or received to acquire the financial asset or liability (plus certain hedging gains and losses). All "regular way" purchases of financial assets are accounted at trade date.

         The table below presents the measurement categorization of financial assets and liabilities

Category                  Balance sheet item          Measurement

Financial assets

Held for trading          Cash and cash equivalent,   Fair value
                         Derivatives                 Fair value model using
                                                     marketdata
Held to maturity         Short-term investments      Amortized costs

Loans and receivables    Trade and other debtors     Original recorded cost
originated by the
enterprise

Financial Liabilities

Held for trading         Forward contracts           Fair value model using
                                                     market data

                         Index swaps                 Fair value model using
                                                     market data

                         Note options                Fair value model


Non-trading liabilities  License liabilities         Amortized cost

                         Construction payables       Original recorded cost

                         Trade and other creditors   Original recorded cost

                         Long-term Notes             Amortized cost

                         Bank Credit Facilities      Costs plus accrued interest

                         Overdrafts                  Costs plus accrued interest

                         Accruals                    Original recorded cost



Hedging derivatives      Cross currency interest     Fair value model using
                         rate swaps                  market data

         a.       Adoption of IAS 39 (continued)

         Foreign exchange forward contracts  ("Forward contracts")

         The Company enters into derivative financial instruments such as forward contracts to hedge its exposure against foreign currency fluctuations on liabilities denominated in foreign currencies (see Note
         14). Forward contracts are valued in the balance sheet at their fair value and are presented in other current assets or liabilities. The fair value is calculated using a model supported with quoted market forward rates prevailing at the end of the period and comparing that with the original amount calculated by using the contractual forward rates prevailing at the beginning of the contract.

         The Company has not applied hedge accounting for forward contracts in the financial statements. Forward contracts in the financial statements are treated as derivative financial instruments held for trading purposes and gains or losses resulting from fair value or realization of these transactions are included in the consolidated statements of operations. The forward contracts are used according to the Company's hedging policy and strategy.

         The Company has applied IAS 39 principles to forward contracts before January 1, 2001.

         Cross currency interest rate swaps ("CC swaps")

         In the second quarter of 2001 the Company entered into cross-currency swap transactions to hedge its exposure against foreign currency fluctuations on fixed interest liabilities related to the Notes (see
         Note 14). These contracts are designated as hedges against an exposure to changes in future cash flows arising form the foreign exchange risk on the interest payments. The CC swaps are valued in the balance sheet at their fair value based on the quoted market prices. They are presented in long term liabilities (long-term portion) and accruals (short-term portion).

         The Company applied hedge accounting for the CC swaps. As a result changes in the fair value of the derivatives that are highly effective are recognized in the equity. Amounts deferred in equity are transferred to the statement of operations and classified as financial income or expense in the periods when the forecasted transactions affect the statement of operations.

         The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific forecast transactions. The Company also documents its assessment, both at the hedge inception and on the ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

         a.       Adoption of IAS 39 (continued)

         Embedded derivatives

         The embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified by a variable. The Company separates the embedded derivatives from the host contracts and accounts for as derivatives if the following conditions are met:

         - the economic characteristics together with risks of the embedded derivatives and the host contracts are not closely related,

         - a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative,

         - the hybrid instrument is not measured as fair value with changes in fair value reported in net profit or loss.

         o        Options embedded in the long-term Notes ("Note options")

         Long-term Notes issued by the Company have embedded derivatives - options of issuer and holders (see Notes 9,12,14). The issuer options are separated from host contracts and accounted for as a derivative under IAS 39.

         The valuation of Note options is done with the use of binominal model. The model is based on backward induction methodology using replication rule, stating that an option can be replaced by portfolio of base instruments at their present value.

         The options are presented in the balance sheet under financial assets caption and gains and losses arising from changes in their fair value are included in the statement of operation for the period.

         As at January 1, 2001 the Company recognized the options value at PLN 18,077. The respective adjustment resulted in an increase of the Notes liabilities by PLN 46,874 and an increase of the accumulated deficit by PLN 22,174, net of a tax benefit.

         o        Derivatives   embedded  in  finance  lease  contracts  ("Index
                  swaps")

         The Company has bifurcated the derivatives from its finance leasing agreements signed on March 25, 1997. These derivatives swap payments based on Consumer Price Index ("CPI") into interest-based payments. CPI is not related to an inflation in the Company's own economic environment. Thus, the embedded derivatives are not closely related to the host contracts.

         The fair value of Index swaps is estimated using a model based on discounting estimated future cash flows at money market interest rates.

         The Index swaps are presented in the balance sheet under long-term liabilities caption and gains and losses arising from the changes in fair value are recorded in the statement of operations for the period.

         a.       Adoption of IAS 39 (continued)

         o        Derivatives   embedded  in  finance  lease  contracts  ("Index
                  swaps") (continued)

         As at January 1, 2001 the Company separated the Index swaps from the leasing liabilities and recognized with a negative fair value of PLN 35,962 as derivatives under long-term liabilities caption. As a result the finance leasing liabilities decreased by PLN 20,748. The respective adjustment of retained earnings resulted in an increase of the accumulated deficit by PLN 11,715, net of a tax benefit.

         o        Derivatives split from rental contracts ("Rental derivatives")

         According to IAS 39 the Company has bifurcated the derivatives embedded in the foreign currency denominated rental contracts. These contracts are a firm commitment of the Company and none of the parties to the contracts uses foreign currency in its primary economic environment. Some of these contracts include also indexing of lease payments according to changes in a Consumer Price Index, which is not related to the Company's own economic environment.

         The Company has separated the embedded derivatives and measured them at the fair value using models based on discounting estimated future cash flows at money market interest rates.

         The rental derivatives are presented in the balance sheet under financial assets/(liabilities) caption and gains and losses arising from changes in their fair value are included in the statement of operations.

         The respective adjustment as at January 1, 2001 resulted in a decrease of the accumulated deficit by PLN 6,789, net of a tax charge.

         Transaction costs

         Under IAS 39 transaction costs are incremental costs that are directly attributable to the acquisition or disposal of financial asset or liability. Transaction costs include fees and commissions paid to agents, advisers, brokers, and dealers etc. Transaction costs do not include debt premium or discount, financing costs, or allocations of internal administrative or holding costs.

         Under IAS 39 transaction costs should be included in the initial measurement of all financial assets and liabilities. Before the IAS 39 implementation the Company deferred the transaction costs and amortized over the period of financing.

         The respective adjustment as at January 1, 2001 resulted in a decrease of the accumulated deficit by PLN 5,632, net of a tax charge.

         b.       Revenue recognition - multi-element contracts

         In the first quarter of 2001, the Company adopted the below criteria to its accounting policy regarding multi-element sale transactions and applied it retrospectively. The resulting adjustment to the opening balance of accumulated deficit as at January 1, 2001 resulted in a decrease by PLN 11,736, net of a tax charge and there were no changes to the balances as at January 1, 2000 and as at June 30, 2000. Both, net sales and cost of sales in the six month period ended June 30, 2000 increased by PLN 19,987.

         The change in the revenue recognition policy was initiated by Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101") that was issued by the Securities and Exchange Commission staff. SAB 101 reflects basic principles of revenue recognition in existing generally accepted accounting principles in the United States. Based on the above bulletin and further interpretations, the Company set up the criteria for recognition of multiple-element transactions and their presentation in the IAS financial statements.

         The multiple-element transactions with post-paid clients are classified as separable or non-separable contracts whereas the pre-paid services are treated as separable transactions. The initial revenue from a multiple-element arrangement that is non-separable (handset price and activation fee) is deferred over the average expected life of the customer. The direct cost of a product sold in this contract is also deferred in line with the revenue. The initial excess of cost over the revenue is immediately expensed. The revenue from separable multiple-element transactions and costs related to these transactions are recognized in the income statement as incurred.

         b.       Revenue recognition - multi-element contracts (continued)

         The   accounting   treatment  of  revenues   and   relevant   cost  for
         multi-element arrangements is summarized in the following table:

         Multi-element  contract  (handset,   activation  and  telecommunication
         service)


                   Separable                               Non-separable
Accounting         Activation represents up-front          Handset, activation and service are
treatment          non-refundable fee.                     treated as multi-element contract
                                                           that is non-separable.
                   Handset is sold separately from
                   the rest of the multi-element
                   contract

Revenue            Activation and handset revenue is       Multiple Element Revenue:
recognition        recognized immediately.                 Activation and handset revenue is
                                                           deferred over average expected life
                                                           of the customer.

Cost               Cost of the activation card and         Multiple Element Cost:
recognition        handset is recognized immediately.      Cost of activation card and cost of
                                                           handset equal to activation and
                                                           handset revenue is deferred over
                                                           average expected life of the
                                                           customer.  The excess of the costs
                                                           over revenues is immediately expensed.



         Total sales price of handsets sold together with prepaid service cards is allocated on a pro-rata basis based on the fair value of the elements.


4.       Financial risk management

         The progressively evolving financial markets together with a rapidly changing business environment create a challenging environment for treasury function of the Company. The general goal of the treasury function is to obtain cost efficient funding of the Company and to identify, measure and, if necessary, to hedge financial risk.

         The hedging policy approved by the Supervisory Board provides principles for overall financial risk management in the Company. This policy sets a framework within which hedging activity should operate. However, it also allows some discretion in the precise hedging strategy to be adopted, to allow the treasury function to react to market conditions. According to the hedging policy, each year the treasury function prepares a hedging strategy regarding transaction risk, which is later submitted to the Management Board and Operating Shareholders (Elektrim Telekomunikacja Sp. z o.o., DeTeMobil Deutsche Telekom MobilNet GmbH, MediaOne International B.V.).

         The ultimate responsibility for agreeing the details of the annual hedging strategy rests with the Management Board and the Operating Shareholders based on the recommendations of the Risk Management Committee consisting of the CFO, the Treasurer, the Controller and the Tax Manager. The responsibility for the execution of foreign exchange and interest rate hedge transactions, within the agreed strategy and in conformity with the hedging policy, rests with the treasury function of the Company. On the other hand, the Management Board and the Operating Shareholders must approve all actions taken to hedge translation risk.

         a.       Foreign exchange risk

         The main financing liabilities of the Company are denominated in foreign currencies (EUR and USD). The financial risk management is aimed both at minimizing the volatility of cash flows, in PLN terms, arising from fluctuations in the exchange rate of the PLN against other currencies and at minimizing the adverse effect of movements in exchange rates on the earnings and value of the Company in PLN terms.

         The foreign exchange rate exposure might be of two kinds - transaction exposure and translation exposure.

         The foreign exchange transaction exposures occur when the Company has cash inflows or outflows in currencies other than PLN. Treasury manages the transaction exposure based on forecasts of cash flows denominated in foreign currencies.

         These forecasts distinguish between forecasts of cash flows where there is significant certainty as to both the amount and timing of the cash flow ("Committed Exposures") and those where there is some uncertainty about the amount and/or timing of the cash flow ("Uncommitted Exposures").

         Hedge activities are undertaken on the basis of a rolling 12-month forecast provided by treasury function and business units of the Company. The Company normally seeks to cover Committed Exposures in the range of such figures to be agreed by the Management Board and the Operating Shareholders on at least an annual basis, providing hedging can be obtained.

         The foreign exchange translation exposures occur when profit and loss or balance sheet items are denominated in foreign currencies. The movement of the PLN against these currencies between reporting dates will result in a movement in the PLN value of these items. As indicated above, the Management Board and the Operating Shareholders must approve any action taken to hedge translation exposure. The Company does not speculate in foreign currency. Speculation is defined as taking any action to increase an exposure beyond that which exists due to an underlying commercial activity, in the expectation of making a foreign currency gain. Foreign exchange risk management transactions of the Company may be undertaken using the following instruments:

         -        Forward and NDF transactions,

         -        Currency swaps,

         -        Cross-currency interest rate swaps,

         -        FX options.

         a.        Foreign exchange risk (continued)

         The Company started hedging activities in 2000 by entering into certain forward and NDF transactions in order to realize 2000 hedging strategy. All transactions entered into with respect to 2000 have been already settled. In second quarter of 2001 the Company concluded five cross currency interest rate swaps (CC swaps) in order to hedge part of foreign exchange rate exposure resulting from the Notes coupon payments (see Note 3a and 14).

         b.        Interest rate risk

         The Company is exposed to interest rate risk related to short-term and long-term loans and, to a smaller extent, to interest on short-term investments. Interest rate risk exposure arises from external financing denominated both in domestic and foreign currency. The Company's interest bearing liabilities are based on fixed and floating interest rates.

         Debt liabilities  based on fixed interest rate are as follows (see Note
         12):

         -        the 10 3/4 Notes with the face value of USD 253,203,000

         -        the 11 1/4 Notes with the face value of USD 150,000,000

         -        the 11 1/4 Notes with the face value of EUR 300,000,000

         -        the 10 7/8 Notes with the face value of EUR 200,000,000

         Debt liabilities based on floating interest rates consist of Bank Credit Facilities (see Note 12). The Company may utilize all facilities by individual drawdowns for the maturity of one, three, six or twelve months. The interest rate related to each drawdown is determined at the drawdown date and fixed for the maturity of the respective drawdown.

         The interest rate exposure consists of a risk of increasing short-term interest rates which would result in higher financing costs as well as a risk of decrease of short term interest rates which may result in a decrease of return on short-term investments. In general, the impact of interest rate fluctuations on its financing costs is much more important for the Company than the impact on its investment income. The interest rate exposure arises also from possibility of decreasing long-term interest rate what would result in relative increase of financing costs versus market yields. The Company is protected against such scenario by series of prepayment options at issuer request embedded into all Notes.


         The Company's interest rate exposure is managed by:

         -        managing the maturity periods of investments and borrowings,

         - varying the proportions of debt which bears interest on a fixed and a floating basis,

         - varying the period of time for which the interest rate is fixed in respect to the Bank Credit Facilities.

         b.        Interest rate risk (continued)

         In addition to the interest rate management tools described above, the Company may, in line with its hedging policy and upon consent of its Operating Shareholders, enter into the following interest rate hedging transactions:

         -        forward rate agreements (FRAs),

         -        interest rate swaps,

         -        interest rate options (caps, floors, collars).

         c)       Credit risk

         Commercial credit risk

         The Company operates in one industry segment, providing cellular telephone communication services. Substantially all of the Company's trade debtors are Polish businesses and individuals. Further, the Company has established a network of dealers within Poland to distribute its products. The dealers share many economic characteristics thus receivables from each of these dealers present similar risk to the Company.

         Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base. Ongoing credit evaluations of customers' financial condition are performed and generally, no collateral is required. The Company maintains provisions for potential credit losses and such losses, in the aggregate, have not exceeded management's estimates. No single customer accounts for 10% or more of revenues, except for transactions with Telekomunikacja Polska S.A. (TP S.A.).

         Financial credit risk

         There is a risk that the counterparties may be unable to meet their obligations related to financial instruments. This credit risk is monitored and measured by the treasury function in the Company. In order to minimize the risk the Company limits its counterparties to a sufficient number of major banks and financial institutions.

         The direct credit risk represents the risk of loss resulting from counterparty default in relation to on-balance sheet products. The held to maturity and market investments are subject to high quality credit criteria. The investments are also closely monitored by the treasury function in the Company. The treasury function does not expect that the Company would be exposed to credit risk from its counterparties due to their high credit ratings.

5.       Net sales



                                               Six         Three months         Six         Three months
                                           months ended       ended        months ended        ended
                                             June 30,        June 30,        June 30,         June 30,
                                              2001            2001             2000            2000
                                           (unaudited)     (unaudited)      (unaudited)     (unaudited)
                                                                            (restated)       (restated)

         Service revenues and fees            1,935,587       1,007,166         1,571,241       831,209
         Sales of telephones and
         accessories                            105,641          52,908           114,875        55,686
                                             -----------     -----------      -----------  ------------
                                               2,041,228       1,060,074        1,686,116       886,895
                                                 =======         =======          =======       =======




         The Company operates in one segment (providing cellular telecommunication services and the ancillary sale of cellular telephones and accessories) and in one market (the Republic of Poland).

6.       Costs and expenses


                                               Six         Three months         Six         Three months
                                           months ended       ended        months ended        ended
                                             June 30,        June 30,        June 30,         June 30,
                                              2001            2001             2000            2000
                                           (unaudited)     (unaudited)      (unaudited)     (unaudited)
                                                                            (restated)       (restated)
         Cost of sales:
             Cost of services sold               769,321         391,548          644,034       341,450
             Cost of sales of
         telephones and    accessories           469,651         228,033          453,232       223,282
                                             -----------     -----------      -----------   -----------
                                               1,238,972         619,581        1,097,266       564,732
         Operating expenses:
              Selling and  distribution          309,290         150,393          274,757       145,592
         costs
              Administration and other            87,171          39,270           88,616        50,579
              operating cost
                                             -----------     -----------      -----------   -----------
                                                 396,461         189,663          363,373       196,171
                                             -----------     -----------      -----------   -----------
                                               1,635,433         809,244        1,460,639       760,903
                                                 =======         =======          =======       =======


7.       Tangible fixed assets, net

                                            At June 30,          At December 31,
                                               2001                    2000
                                            (unaudited)

         Land and buildings                       188,888                191,372
         Plant and equipment                    2,881,070              2,688,668
         Motor vehicles                            15,519                 12,456
         Other fixed assets                       487,989                420,473
         Construction in progress                 218,551                201,122
                                           --------------         --------------
                                                3,792,017              3,514,091
                                                =========              =========



         For tangible fixed assets under construction, the Company capitalizes interest and foreign exchange gains/losses incurred and directly attributable to the acquisition and construction of the qualifying assets. The financing costs are capitalized only during the period of construction of the qualifying assets. During the six month period ended June 30, 2001 the Company capitalized PLN 11,240 of foreign exchange gains and PLN 7,459 of interest expense. During the six month period ended June 30, 2000 the Company capitalized PLN 2,141 of foreign exchange gains and no interest expense.


         Table of movements in tangible fixed assets



                                Land and    Plant and      Motor    Other fixed  Construction     Total
                                buildings   equipment    vehicles      assets     in progress
         Cost
         At January  1, 2001       200,062    3,293,697      28,727      468,801       201,122  4,192,409
         Additions                      35            -           -        4,772       507,346    512,153
         Transfers                       -      400,237       6,351       83,196     (489,784)          -
         Disposals                       -      (2,321)     (2,787)      (3,450)         (133)    (8,691)
                               ------------ ----------- ----------- ------------ ------------- --------------
         At June 30, 2001          200,097    3,691,613      32,291      553,319       218,551  4,695,871
                               ------------ ----------- ----------- ------------ ------------- --------------
         Depreciation
         At January 1, 2001          8,690      605,029      16,271       48,328             -    678,318
         Charge                      2,519      205,937       3,141       20,614             -    232,211
         Transfer                        -        1,118           -      (1,118)             -          -
         Disposals                       -      (1,541)     (2,640)      (2,494)             -    (6,675)
                               ------------ ----------- ----------- ------------ ------------- --------------
         At June 30, 2001           11,209      810,543      16,772       65,330             -    903,854
                               ------------------------ ------------------------ ------------- --------------
         Net book value at
         January 1, 2001           191,372    2,688,668      12,456      420,473       201,122  3,514,091
                                   =======      =======     =======      =======       =======    =======

         Net book value at
         June 30, 2001             188,888    2,881,070      15,519      487,989       218,551  3,792,017
         (unaudited)               =======      =======     =======      =======      ========   ========


7.       Tangible fixed assets, net

         Tangible fixed assets held under capital leases (included in the previous schedule)


                                         At June 30,                           At December 31,
                                             2001                                    2000
                                         (unaudited)

                                    Land      Building       Other          Land      Building       Other
        Cost                       6,293       193,177         990         6,293       193,177         990
        Accumulated
        depreciation                   -      (11,209)       (190)             -       (8,690)       (140)
                              ----------    ----------  ----------    ----------    ----------  ----------
        Net                        6,293       181,968         800         6,293       184,487         850
                                  ======        ======      ======        ======        ======      ======


8.       Intangible fixed assets, net

                                       At June 30,               At December 31,
                                           2001                         2000
                                       (unaudited)

       GSM and UMTS licenses                 2,047,430                 2,166,875
       Computer software                       197,883                   147,150
       Trademark                                   139                       146
       Financing Transaction Costs              30,552                         -
                                       ---------------           ---------------
                                             2,276,004                 2,314,171
                                             =========                 =========

         During the six month period ended June 30, 2001 the Company capitalized PLN 150,904 of foreign exchange gains and PLN 70,022 of interest expense on intangible assets. During the six month period ended June 30, 2000 the Company capitalized PLN 4,887 of foreign exchange gains and 7,132 of interest expense on intangible assets.

         The Company has no intangible assets generated internally.

         Table of movements in intangible fixed assets



                                  GSM/UMTS       Computer         Trade        Financing
                                  Licenses       software         Mark        Transaction       Total
                                                                                  Cost
        Cost
        At January 1, 2001      2,395,499        253,297             206              -      2,649,002
        Additions                       -        114,412               -         30,893        145,305
        IAS 39 adjustment               -              -               -         16,553         16,553
        Disposals                       -              -               -       (15,670)       (15,670)
        Capitalization          (80,882 )              -               -              -       (80,882)
                               -------------  ------------   ------------    ------------   ------------
        At June 30, 2001        2,314,617        367,709             206         31,776      2,714,308
                               -------------  ------------   ------------    ------------   ------------
        Amortization
        At January 1, 2001        228,624        106,147              60              -        334,831
        Charge                     38,563         63,679               7         11,677        113,926
        IAS 39 adjustment               -              -               -          5,217          5,217
        Disposal                        -              -               -       (15,670)       (15,670)
                               -------------  ------------   ------------    ------------   -------------
        At June 30, 2001          267,187        169,826              67          1,224        438,304
                               -------------  ------------   ------------    ------------   -------------
        Net book value at
        January 1, 2001         2,166,875       147,150              146              -      2,314,171
                                =========       ========        ========       ========       ========
        Net book value at
        June 30, 2001
        (unaudited)             2,047,430        197,883             139         30,552      2,276,004
                                =========       ========        ========       ========       ========


9.       Financial assets


                                                                      At June 30,         At December 31,
                                                                         2001                  2000
                                                                      (unaudited)

         Long-term investments                                                 -                  96,880
         Note Options (see Note 3a and 14)                                37,757                       -
         Rental derivatives (see Note 3a and 14)                           9,999                       -
                                                                    ------------            ------------
                                                                          47,756                  96,880
                                                                         =======                 =======


         Long-term investments as at December 31, 2000 consisted of long term portion of the US Treasury Bills and German Treasury Bills (the "Bills"), which are part of an escrow fund established to secure payments of interests on the 11 1/4 Notes issued by PTC International Finance II S.A. in 1999. As at June 30, 2001 the bills amounted to PLN 176,172 and are presented under short-term investment captions.

         Note Options reflect the fair value of the issuer options separated from the 10 3/4 Notes, 11 1/4 Notes and the 10 7/8 Notes (see Note 3a).

10.      Deferred costs


                                                                      At June 30,         At December 31,
                                                                          2001                 2000
                                                                      (unaudited)

         Multiple-element transaction costs                                 86,229              111,251
         Notes issuance costs                                                    -               67,522
         Loan facility issuance costs                                            -               11,336
         Other                                                                   -               12,638
                                                                         ----------          ----------
                                                                             86,229             202,747
                                                                             ======              ======



         Multiple-element transaction cost represents the deferred costs from non-separable contracts (see Note 3b).

         According to the requirements of IAS 39 Notes issuance costs were included in initial measurement of long-term Notes liabilities. Respectively, Loan facility issuance costs were reclassified into intangible assets.


11.      Current liabilities


                                                                      At June 30,            At December 31,
                                                                          2001                    2000
                                                                      (unaudited)

         Accruals                                                          215,459                 142,664
         Construction payables                                             150,704                 354,727
         Deferred income                                                   104,761                 100,209
         Trade creditors                                                    92,912                 165,508
         Amounts due to State Treasury                                      72,625                  44,732
         GSM and UMTS license liabilities (see Note  12)                    55,687               1,184,488
         Finance lease payable                                              28,694                  28,845
         Overdraft facilities                                               11,406                  36,342
         Accounts payable to shareholders                                    1,359                   1,748
         Payroll                                                                65                   2,047
         Short-term portion of Loan facility                                     -                  85,851
         Forward contracts (see Note 3a and 14)                                  -                  45,873
                                                                    --------------          --------------
                                                                           733,672               2,193,034
                                                                          ========                ========



         In these condensed consolidated financial statements the Company reclassified main license liabilities from current liabilities to long-term liabilities as a result of the arrangement of Bank Credit Facilities which will be used as long-term financing to pay the license installments.

12.      Long-term liabilities


                                                                         At June 30,          At December 31,
                                                                            2001                    2000
                                                                         (unaudited)
        Interest bearing liabilities

        Long-term Notes                                                   3,138,185               2,651,052
        Bank Credit Facilities                                            1,233,409                       -
        GSM/UMTS licenses liabilities                                       637,111                 389,998
        Finance leases payable (see Note 3a)                                151,833                 193,361
        Index swaps (see Note 3a and 14)                                     37,472                       -
        CC swaps (see Note 3a and 14)                                        27,980                       -
        Loan facility                                                             -                 751,980
                                                                                              -------------
                                                                      ---------------
                                                                          5,225,990               3,986,391
        Non-interest bearing liabilities

        Multiple-element transaction revenue                                 86,229                 111,251
                                                                      ---------------         --------------
                                                                          5,312,219               4,097,642
                                                                           =========               ========


         a.       Bank Credit Facilities

         On February 20, 2001 the Company signed the loan facility agreements with the consortium of banks organized by Deutsche Bank AG London, Deutsche Bank Polska S.A., Dresdner Bank Luxembourg S.A. and the
         European Bank of Reconstruction and Development. The balance outstanding as of June 30, 2001 amounted to PLN 1,233 million, which consisted of PLN 280 million of the foreign exchange tranche (equivalent of EUR 83 million as of June 30, 2001), and PLN 953 million of the domestic tranche (equivalent of EUR 282 million as of June 30, 2001) borrowings. The main terms of the agreement are as follows:

         Facilities limits          equivalent  of  EUR  550  million  available
                                    under two tranches: foreign exchange tranche
                                    amounting to EUR 292.5  million and domestic
                                    tranche of EUR 257.5  million  available  in
                                    PLN,  and  equivalent  of  EUR  100  million
                                    available   under  two   tranches:   foreign
                                    exchange tranche amounting to EUR 95 million
                                    and  domestic   tranche  of  EUR  5  million
                                    available in PLN

         Interests                  LIBOR,  EURIBOR,  WIBOR plus margin  varying
                                    between 0.60% p.a. and 0.90% p.a.

         Commitment fee             50% of the margin (as above)

         Collateral                 pledge  on the  Company's  assets and rights
                                    except for future real estates, the escrow fund for Notes and leased assets, the pledge amounts to EUR 650 million

         Repayment date             reduction in facility  limit  starting  from
                                    September 30, 2004 to February 20, 2006

b.       The issuance of 10 7/8 High Yield Notes

         On May 8, 2001, PTC International Finance II S.A., a wholly owned subsidiary of the Company, issued 10 7/8 Senior Subordinated Guaranteed Notes ("10 7/8 Notes") with the face value of EUR 200 million and maturity date of May 1, 2008. The 10 7/8 Notes are unsecured, subordinated obligations of PTC International Finance II S.A. and are limited to an aggregate principal amount at maturity of approximately EUR 200 million (PLN 676 million as of June 30, 2001). The 10 7/8 Notes were issued at par. The interest coupon is paid every January 31 and July 31, commencing July 31, 2001.

         The obligations of PTC International Finance II S.A. under the 10 7/8 Notes are fully and unconditionally guaranteed by the Company on a senior subordinated and unsecured basis pursuant to the Company's guarantee. The net proceeds from the 10 7/8 Notes are loaned to the Company.

         The 10 7/8 Notes are redeemable at the option of the holder or issuer at the following redemption conditions:


         Issuer Option (CALL)               Redemption, American Type

       Period 1                              May 1, 2005 - May 1, 2008
       Redemption Amount                     In whole or in part
       Plus                                  Accrued and unpaid interest to the date of redemption

       Period 2                              May 8, 2001 - May 1, 2004
       Redemption Amount                     Any amount up to 35% of the  outstanding  principal  amount, from the net proceeds of the issuance of ordinary  shares of the Company in a public offering
       Plus                                  Accrued and unpaid interest to the date of redemption


         Option of holders (PUT)            Right to require the issuer to purchase the holder's Notes

       Condition                             Occurrence of a change of control
       Purchase Amount                       All or any part
       Plus                                  Accrued and unpaid interest to the purchase date

       Change of control events:
       Rating Decline                        At least two Notches below or withdrawing and,
       50% Voting Power                      If any person or group becomes the  beneficial  owner of 50%
                                             or more of the  total  voting  power  except  for  Permitted
                                             Holders  (basically  existing   shareholders  or  large  and
                                             reliable telecommunication company) and,
       Consolidation                         Sale of substantially all the assets of the Company
       Supervisory Board                     Certain changes in Supervisory Board


13.      Related party transactions


                                                            As at and for the six   At December 31, 2000/
                                                             month period ended       for the six month
                                                                June 30, 2001       period ended June 30,
                                                                 (unaudited)                2000
                                                                                         (unaudited)
                                                                                         (restated)
       Elektrim S.A.

       Inter-company receivables                                               163                132
       Inter-company payables                                                   27                224
       Inter-company revenue                                                   464                269
       Inter-company purchases                                                 150              1,796


       Elektrim Telekomunikacja Sp. z o.o. ("ET")

       Inter-company receivables                                                 3                  -
       Inter-company revenue                                                    16                  -

       DeTeMobil Deutsche Telekom MobilNet GmbH ("DeTeMobil")

       Inter-company receivables                                             1,522              1,062
       Inter-company payables                                                1,332              1,524
       Inter-company revenue                                                 8,623              9,279
       Inter-company purchases                                              10,255             10,577


       MediaOne International B.V. ("MediaOne")

       Inter-company purchases                                                 278              7,834


       Related party transactions were conducted primarily on market terms.

14.      Derivatives

         The table below shows the changes in the fair value of derivatives recognized by the Company.

         Table showing changes in the fair value of derivatives


         Type of derivative      Forward   Note options  CC swaps   Index swaps    Rental        Total
                                 contracts                                       derivatives
         Balance at
         January 1, 2001
         asset/(liability)        (45,873)        18,077          -    (35,962)         8,853     (54,905)
            Introduction of
            new financial
            instruments                  -         4,227          -           -             -       4,227
            Changes in the
            fair value
            reported in the
            statement of            45,873        15,453      (199)     (1,510)         1,146      60,763
            operations
            Changes in the
            fair value
            reported in the
            equity (hedging              -             -    (27,980)          -             -     (27,980)
            reserve)
                                -----------  -----------  -----------  ----------- -----------  -----------
         Balance at
         June 30, 2001
         asset/(liability)               -        37,757   (28,179)    (37,472)         9,999     (17,895)
                                ======       ======       ======       ======           ======     ======



         Forward contracts

         The fair value of open transaction amounted to PLN 45,873 as at December 31, 2000. The Company recognized the loss from forward contracts of PLN 40,223 and PLN 11,320 for the six month period ended June 30, 2001 and June 30, 2000, respectively.

         CC swaps

         On April 4, 2001 the Company entered into a cross currency swap transaction with Dresdner Bank AG. Under the terms of the transaction the Company swapped its fixed rate interest coupon payments on EUR 60 million aggregate amount of 11 1/4 1999 Senior Subordinated EUR Notes due 2009 with the fixed rate interest coupon payments on PLN 217,140 aggregate principal amount of 15,20% notes. The coupons will be swapped during the period commencing on June 3, 2002 and terminating on December 1, 2007.

         On May 21, 2001 the Company entered into a cross currency swap transaction with Dresdner Bank AG. Under the terms of the transaction the Company swapped its fixed rate interest coupon payments on EUR 90 million aggregate amount of 11 1/4 1999 Senior Subordinated EUR Notes due 2009 with the fixed rate interest coupon payments on PLN 314,640 aggregate principal amount of 15,26% notes. The coupons will be swapped during the period commencing on June 3, 2002 and terminating on December 1, 2007.

         On May 23, 2001 the Company entered into a cross currency swap transaction with Dresdner Bank AG. Under the terms of the transaction the Company swapped its fixed rate interest coupon payments on EUR 100 million aggregate amount of 10 7/8 2001 Senior Subordinated EUR Notes due 2008 with the fixed rate interest coupon payments on PLN 344,890 aggregate principal amount of 13,96% notes. The coupons will be swapped during the period commencing on May 8, 2001 and terminating on May 1, 2007.

         On June 1, 2001 the Company entered into a cross currency swap transaction with Dresdner Bank AG. Under the terms of the transaction the Company swapped its fixed rate interest coupon payments on USD 75 million aggregate amount of 11 1/4 1999 Senior Subordinated Dollar Notes due 2009 with the fixed rate interest coupon payments on PLN 298,837 aggregate principal amount of 14,79% notes. The coupons will be swapped during the period commencing on June 3, 2002 and terminating on December 1, 2007.

         On June 11, 2001 the Company entered into a cross currency swap transaction with Powszechny Bank Kredytowy SA. Under the terms of the transaction the Company swapped its fixed rate interest coupon payments on USD 125 million aggregate amount of 10 3/4 1997 Senior Subordinated Dollar Notes due 2007 with the fixed rate interest coupon payments on PLN 496,438 aggregate principal amount of 13,52% notes. The coupons will be swapped during the period commencing on July 1, 2002 and terminating on July 1, 2005.

         Index swaps and rental derivatives

         See Note 3a.

         Note options

         See Note 3a (recognition and measurement) and Note 12 (conditions).

15.      Capital commitments

                                                At June 30,      At December 31,
                                                  2001                 2000
                                                (unaudited)

         Authorized and contracted                 537,078              970,532
         Authorized and not contracted           1,098,827            1,487,877
                                            --------------         ------------
                                                 1,635,905            2,458,409
                                                  ========              =======

16.      Estimation of the fair values

         The following table presents the carrying amounts and fair values of the Company's financial instruments outstanding as of June 30, 2001 and December 31, 2000. The carrying amounts in the table are included in the balance sheet under the indicated captions. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.



                                                        June 30                       December, 31
                                                          2001                            2000
                                                      (unaudited)
                                                Carrying      Fair value         Carrying      Fair value
                                                 amount                           amount

                                                      million PLN                      million PLN
         Financial Assets

         Cash and cash equivalents                    96              96               29             29
         Debtors and accrued revenue                 479             479              432            432
         Short-term investments                      176             177              192            191
         Long-term investments                        48              48               97             97

         Financial Liabilities

         Current liabilities and accruals            528             528            2,019          2,019
         Long-term liabilities                     5,074           5,089            3,793          3,513



         Debtors, current liabilities and accruals The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

         Cash and cash equivalents, short-term and long-term investments The carrying amounts of cash and cash equivalents approximate fair values. The fair value of publicly traded short-term and long-term investments is based on quoted market values.

         Long-term interest-bearing liabilities The fair value of fixed rate long-term debt is estimated using the expected future payments discounted at market interest rates, except for the publicly traded liabilities, which are quoted at market values. The carrying amount of market-based floating rate long-term loans approximates their fair value.

17.      Supplementary Information to IAS Financial Statements


         A reconciliation of the Company's consolidated net profit / (loss) under Polish Accounting Standards ("PAS") and IAS is summarized as follows:


                                                 Six        Three months        Six        Three months
                                                months          ended          months          ended
                                                ended         June 30,         ended         June 30,
                                            June 30, 2001       2001       June 30, 2000       2000
                                             (unaudited)     (unaudited)    (unaudited)     (unaudited)
                                                                             (restated)     (restated)
       Comprehensive net profit / (loss)
       under PAS                                   210,667       137,616       (121,048)        (93,115)

       Foreign translation difference                (834)         (194)           (225)           (394)
       IAS adjustment for GSM
           licenses amortization                     3,139         1,569           2,853           1,569
       IAS adjustment for GSM
           licenses discount                       (7,869)       (2,365)        (14,026)         (7,423)
       Unrealized foreign exchange
           differences                             202,318        90,352        (14,201)        (81,173)
       Finance lease                                  (37)            53           (163)         (1,017)
       IAS assets adjustment                       (1,486)         (742)         (1,485)           (742)
       Development and start-up costs                1,448           724           1,792
                                                                                                     896
       Change in revenue recognition
       policy                                        (419)         7,848               -              -
       IAS 39 implementation                        12,130         1,730               -              -
       Deferred tax (charge)/benefit              (66,967)      (21,219)           3,802          7,154
                                              ------------  ------------    ------------   ------------
       Comprehensive net profit/(loss)
       under IAS                                   352,090       215,372       (142,701)      (174,245)
                                                     =======     =======         =======        =======


17.      Supplementary Information to IAS Financial Statements (continued)

         A reconciliation of the Company's shareholders' equity under PAS and IAS is summarized as follows: Shareholders' equity at



                                                                         June 30,          December 31,
                                                                           2001                2000
                                                                       (unaudited)

       Shareholders' equity under PAS                                        804,168              623,371

       Foreign translation difference                                            461              (1,429)
       IAS adjustment for GSM
           licenses amortization                                              24,752               21,613
       IAS adjustment for GSM
           licenses discount                                                (87,644)             (79,775)
       Unrealized foreign exchange
           differences                                                       287,361               85,043
       Finance lease                                                           2,669                2,706
       IAS assets adjustment                                                   6,311                7,796
       Development an start-up costs                                           (848)              (2,296)
       IAS 39 implementation                                                (16,671)                    -
       Change in revenue recognition policy                                   15,881               16,300
       Deferred tax asset/(liability)                                       (46,851)               13,618
                                                                        ------------         ------------

       Shareholders' equity under IAS                                        989,589              686,947
                                                                             =======              =======



         The above differences are caused by the following reasons:

         o Recognition of the long-term license liabilities at present value for IAS purposes, while they were recorded at undiscounted nominal value under Polish accounting regulations. This accounting results in higher interest expense under IAS, which is partially offset by lower amortization expense and foreign exchange losses.

         o Unrealized foreign exchange gains recognized as financial income for IAS purposes but deferred for PAS purposes.

         o Difference in treatment of assets held under finance lease and other capital assets written off for PAS purposes.

         o Development and start-up costs expensed in IAS according to IAS 38 "Intangible Assets".

         o        Certain provisions of IAS 39 were not applied in PAS.

         o Certain costs not applicable to multiple-element transactions under IAS are accrued for PAS purposes.

         o        Adjustment  to  deferred  tax  on  temporary   differences  in
                  preceding adjustments.

18.      Differences between IAS and U.S. GAAP

         The Company's condensed consolidated financial statements are prepared in accordance with International Accounting Standards, which differ in certain aspects from U.S. GAAP.

         The effects of the principal differences between IAS and U.S. GAAP in relation to the Company's condensed consolidated financial statements are presented below, with explanations of certain adjustments that affect total comprehensive net profit.


         Reconciliation of consolidated net profit:



                                                 Six        Three months        Six        Three months
                                                months          ended          months          ended
                                                ended         June 30,         ended         June 30,
                                            June 30, 2001       2001       June 30, 2000       2000
                                             (unaudited)     (unaudited)    (unaudited)     (unaudited)
                                                                             (restated)     (restated)

       Comprehensive net profit reported           352,090       215,372     (142,701)      (174,245)
       under IAS

       U.S. GAAP adjustments:

       (a)    Removal of foreign exchange
              differences capitalized for
              IAS                                  162,144        77,362         7,028              -
       (b)    Depreciation and
              amortization of foreign
              exchange                               4,632         2,317         4,581          2,293

       (c)    SAB 101 implementation                   234            62       (1,486)          (175)
       (d)    SFAS 133/IAS 39
              implementation                      (27,421)       (7,480)             -              -

       (e)    Transaction costs                      7,220             -             -              -

       (f)    Deferred tax on above               (14,120)      (18,964)             416             49

                                              ------------  ------------    ------------   ------------
       Comprehensive net profit under
       U.S. GAAP                                   484,779       268,669       (132,162)      (172,078)
                                                   =======       =======         =======        =======


18.      Differences between IAS and U.S. GAAP (continued)

         Reconciliation of consolidated shareholders' equity


                                                                   At June 30,           At December 31,
                                                                      2001                    2000
                                                                   (unaudited)
             Consolidated shareholders' equity reported
             under IAS                                                  989,589                 686,947
             U.S. GAAP adjustments:
             (a)     Removal of foreign exchange differences
                     capitalized for IAS                                 63,080                (99,064)
             (b)     Depreciation and amortization
                     of foreign exchange                                 27,597                  22,965
             (c)     SAB 101 implementation                             (1,355)                 (1,589)
             (d)     SFAS 133/IAS 39 implementation                       7,737                       -
             (e)     Transaction costs                                        -                       -
             (f)     Deferred tax on above                             (20,145)                     445
                                                                  -------------           -------------
             Consolidated shareholders' equity under U.S.
             GAAP                                                     1,066,503                 609,704
                                                                       ========                ========



         (a)      Removal of foreign exchange differences capitalized for IAS

         In accordance with IAS 23 "Borrowing Costs", the Company capitalizes financing costs, including interest and foreign exchange gains or losses, into assets under construction.

         For tangible fixed assets under construction, the Company capitalizes interest and foreign exchange gains or losses incurred and directly attributable to the acquisition and construction of the qualifying assets that would have been avoided if the expenditure on the qualifying assets had not been made. The financing costs are capitalized only during the period of construction of the qualifying assets (see Note 7). The Company capitalized financing costs attributable to the acquisition of its GSM 900, GSM 1800 and UMTS licenses, including interests on the related long-term obligation and foreign exchange losses because these licenses are integral parts of the network (see Note 8).

         Under Statement of Financial Accounting Standards 52 "Foreign Currency Translation", however, foreign exchange differences relating to financing obligations should be included in the statement of operations of the Company. Consequently, the amounts of foreign exchange differences capitalized in accordance with IAS 23 in the Company's financial statements are expensed under U.S. GAAP.

18.      Differences between IAS and U.S. GAAP (continued)

         (b)      Depreciation and amortization

         The U.S. GAAP adjustments for depreciation and amortization shown above represent the amounts of depreciation and amortization charges relating to capitalized foreign exchanges differences in the Company's IAS financial statements. Since under U.S. GAAP these foreign exchange differences are not permitted to be capitalized and are instead expensed, the depreciation and amortization of these capitalized differences under IAS has been reversed.

         (c)      Revenue recognition (SAB 101)

         As described in Note 3b the Company applied under IAS certain principles of SAB101 retrospectively. Though, under U.S. GAAP a calendar year company is required to adopt new rules in the fourth quarter of 2000. The Company should calculate the effect of SAB 101 as of January 1, 2000, make the cumulative entry on that date, and restate all quarterly information previously reported during 2000.

         Under U.S. GAAP, the application of SAB 101 results in the different treatment of the separable multiple-element transactions. Revenues and costs related to this transactions are recognized in the income statement as incurred, except for up-front non-refundable fees (activation fees) and direct costs related to these fees. These activation fees and related costs are deferred over the average expected life of the customer. Under IAS up-front non-refundable fees are recognized immediately.

         (d)      SFAS 133

         In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. In June 1999, the FASB issued Statement No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 . In June 2000, the FASB issued Statement 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133 .

         Statement 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

18.      Differences between IAS and U.S. GAAP (continued)

         Statement 133, as amended, is effective for fiscal years beginning after June 15, 2000. A Company may also implement the Statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998, and thereafter). Statement 133 cannot be applied retroactively. Statement 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid instruments. With respect to hybrid instruments, Company may elect to apply Statement 133, as amended, to (1) all hybrid instruments, (2) only those hybrid instruments that were issued, acquired, or substantively modified after December 31, 1997, or (3) only those hybrid instruments that were issued, acquired, or substantively modified after December 31, 1998. The Company adopted Statement 133 on January 1, 2001. The Company applied Statement 133 to all hybrid instruments.


         Long-term Notes issued by the Company have embedded derivatives (CALL options). These options should be separated from host contract and accounted for as a derivative under IAS 39, while they should not be separated under SFAS 133. Therefore, the fair value of the bifurcated options is not recognized for U.S. GAAP purposes.

         The transition rules of IAS 39 specifies that any adjustment of the previous carrying amount was recognized as an adjustment of the balance of retained earnings at the beginning of the year 2001. The accounting change principles under U.S. GAAP advise to include the cumulative effect in the net income of the period of the change.

         The cumulative adjustment as at January 1, 2001 resulted in an increase of accumulated deficit of PLN 4,926, net of a tax benefit.

         (e)      Transaction costs

         As  described  in Note  3a,  IAS 39  requires  transaction  costs to be included in the initial measurement of financial assets and liabilities. Under U.S. GAAP these costs should be presented as deferred costs in the amount of PLN 73,642 as at January 1, 2001 and PLN 83,740 as at June 30, 2001.

         The cumulative adjustment to the net profit as of January 1, 2001 resulted in the increase of PLN 5,632.

         (f)      Presentation of deferred taxation

         Under IAS, passing certain criteria, the Company may net deferred tax liabilities and assets and present a net balance in the balance sheet. Under U.S. GAAP current and non-current portions, by tax jurisdiction, of the above should be disclosed separately. As of June 30, 2001 the Company recognized PLN 95,013 of net current deferred tax asset (PLN 47,574 as at December 31, 2000) and PLN 222,213 of net long-term deferred tax liability (PLN 107,637 as at December 31, 2000).

18.      Differences between IAS and U.S. GAAP (continued)

         (g)      Extraordinary item

         In the first quarter of 2001 the Company refinanced the existing Loan facility by the new Bank Credit Facilities. The intangible asset related to the Loan facility arrangement amounting to PLN 10,122 was written-off, net of a tax benefit of PLN 2,834. According to U.S. GAAP the Company should recognize this costs as extraordinary item, though under IAS it is presented under amortization expense.